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FEB 2 7 2009

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SECURITIES AND E   09058440
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Biondo Asset Management, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

540 Routes 6 & 209
                                        (No. and Street)

Milford	PA	18337
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felix Rivera   (570) 296-5525
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado, LLP
                                     (Name – *if individual, state last, first, middle name*)

25 West 43rd Street, Suite 920	New York	NY	10036-7406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Felix Rivera__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Biondo Asset Management, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CHIEF OPERATING OFFICER__
Title

2-20-09

Nancy L Conklin
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF
THE BIONDO GROUP, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

TABLE OF CONTENTS



■ BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Member
Biondo Asset Management, LLC

We have audited the accompanying statement of financial condition of Biondo Asset Management, LLC as of December 31, 2008 and the related statement of operations, changes in member's equity, and cash flow for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Biondo Asset Management, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson +Corrado

Ramsey, New Jersey
February 23, 2009

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2008
ASSETS	
Cash	$ 65,784
Deposit with clearing organization	100,000
Receivables from clearing organizations	146,945
Rule 12b-1 fee receivable	40,506
Prepaid expenses and other assets	21,766
Total assets	$ 375,001
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair market value	$ 11,956
Accrued expenses	32,475
Due to parent company	46,696
Total liabilities	91,127
Contingencies	
Member's equity	283,874
	$ 375,001

BIONDO ASSET MANAGEMENT, LLC

(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2008
Revenue	
Management fees	$ 599,003
Commissions	50,183
Rule 12b-1 fees	149,304
Other income	162,540
Dividend and interest income	2,300
Total revenue	963,330
Expenses	
Compensation, taxes and benefits	326,984
Clearance and brokerage fees	344,962
Professional fees	111,552
Regulatory fees	17,118
Rent	19,398
Market data and research	17,573
Office expense	10,928
Stationery, printing and postage	7,008
Travel and entertainment	8,794
Communications	2,814
Insurance	2,599
Total expenses	869,730
Net income	$ 93,600

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	YEAR ENDED DECEMBER 31, 2008
Member's Equity at January 1, 2008	$ 190,274
Net income	93,600
Member's Equity at December 31, 2008	$ 283,874

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2008
Cash flows from operations	
Net income	$ 93,600
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivables from clearing organizations	(133,578)
Rule 12-b1 fee receivable	(13,730)
Prepaid expenses and other assets	5,597
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased, at fair market value	11,956
Accrued expenses	13,481
Due to parent company	9,806
Net cash used in operating activities	(12,868)
Decrease in cash	(12,868)
Cash - beginning of the year	78,652
Cash - end of the year	$ 65,784

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 - Organization and Nature of Operations

Biondo Asset Management, LLC (the "Company") is a limited liability company and a wholly owned subsidiary of The Biondo Group, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company began operations as a broker-dealer on or about April 1, 2004.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions and Revenue Recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for the securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Management fees, which are earned from a related party, are recognized based on a percentage of investment advisory fees earned by the related party.

Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management in the Biondo Growth Fund.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. The Company is subject to PA Capital Franchise Taxes.

Use of Estimates in Financial Statements- The preparation of financial statements in conformity with generally accepted accounting principles requires the Members to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2008 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Securities Transactions and Valuations – Marketable securities are valued at market on a trade-date-basis. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 3 – Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent errors made in the ordinary course of business, and are typically closed out within one or two business days. As of December 31, 2008 these securities, at fair market value totaled $11,956.

Note 4 – Transactions with the Parent and Affiliates

The Company provides Biondo Investment Advisors, LLC (the "Affiliate") a company owned by the Parent, with brokerage services for the Affiliate's clients for which the Company incurs various costs and receives certain revenues. In addition, in accordance with FINRA rules, the Company has entered into an Expense Sharing Agreement with the Parent and Affiliate for which certain expenses are allocated between the companies. Such expenses include substantially all compensation (including officers), benefits, rent, occupancy and equipment rentals and general and administrative expenses reflected on the accompanying statement of operations. The amount due to Parent at December 31, 2008 includes these charges.

Pursuant to this agreement and for performance of brokerage clearing services, the Company earns a management fee from the Affiliate this is based on 20% of investment advisory fees earned by the Affiliate. The Affiliate earns investment advisory fees in the period in which services are performed based on a percentage of assets under management. Substantially all commissions were earned from transactions related to clients of the Affiliate.

Pursuant to an agreement with the Biondo Growth Fund (the "Fund"), an investment company managed by the affiliate, and rule 12b-1 of the Investment Company Act of 1940, the Company will receive annual fees of up to .25% of the daily average net assets of the Fund, payable monthly, for expenses incurred in the promotion and distribution of the shares of the fund and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days written notice. The Company earned rule 12b-1 fees of $149,304 in 2008.

Note 5 – Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 6 – Employee Benefit Plan

During 2005, the Company adopted a 401(k) profit sharing plan for the benefit of its eligible employees. The Company makes contributions to the profit sharing plan based upon a percentage of employee contributions and an amount at the discretion of its members. The Company made a safe-harbor contribution of $5,567 to the plan in 2008.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 7 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2008, the Company had net capital of $190,276 which was $184,998 in excess of its required minimum net capital of $5,278. The Company's net capital ratio was .42 to 1.

Note 8 – Financial Instruments with Off-Balance Sheet Risk

The customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts totaled $6,112,428 at December 31, 2008.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary. In addition, the Company had sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

Note 9 - Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash (including money market accounts) and the deposit with and the receivable from the clearing organization. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 10 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 – Other Financial Information

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for

Interest	$ 2,126

****

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2008
Total member's equity	$ 283,874
Add: Other (deductions) or allowable credits	
Excess fidelity bond deduction	(20,000)
Deductions and/or charges:	
Other receivables	9,622
Other assets	62,272
	71,894
Net capital before haircuts on securities positions	191,980
Haircuts on securities	(1,704)
Net capital	$ 190,276

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requires (6-2/3% of aggregated indebtness)	5,278
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above)	5,278
Excess net capital	$ 184,998

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses	$ 32,475
Due to parent company	46,696
	79,171
Aggregate indebtedness	$ 79,171
Ratio of aggregate indebtedness to net capital	0.42:1.0

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A amended as of February 25, 2009.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company is exempt from the requirements
of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

■ BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Supplementary Report on
Internal Control Required by SEC Rule 17a-5

To the Member
Biondo Asset Management, LLC
(A wholly owned subsidiary of the Biondo Group, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Biondo Asset Management (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

■

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

Ramsey, New Jersey
February 23, 2009